UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number:

ATLANTA GOLD INC.

(formerly TWIN MINING CORPORATION)

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On September 24, 2007, Atlanta Gold Inc. issued a press release “ATLANTA GOLD INC. ENCOURAGED BY DRILL RESULTS FROM ITS SURFACE EXPLORATION PROGRAM AT ITS ATLANTA PROPERTY IN IDAHO” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Director and

Chief Executive Officer

Date:  September 24, 2007.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

September 24, 2007

ATLANTA GOLD INC. ENCOURAGED BY DRILL RESULTS FROM ITS SURFACE EXPLORATION PROGRAM AT ITS ATLANTA PROPERTY IN IDAHO

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces results from the first four drill holes in its surface diamond core drilling program at its Atlanta project (“Atlanta”) located in Elmore County, Idaho. The exploration program is testing areas outside of the current Idaho and Monarch open-pit designs. Three out of the initial four drill holes of the program intersected significant gold mineralization ranging from 0.029 ozAu/ton over 6 feet to 0.039 ozAu/ton over 10 feet.  Composite assay results from the surface drilling program at Atlanta are presented below.

Hole I.D.	From (Feet)	To (Feet)	Width (Feet)	True Width (Feet)*	Assay (opt Au)	True Width (Meters)*	Assay (gpt Au)
D07105E001			Not	Completed
D07105E002	24.5	34.5	10.0	10.0	0.039	3.1	1.34
D07105E003	290.0 304.0	296.0 308.8	6.0 4.8	6.0 4.8	0.029 0.038	1.8 1.5	0.99 1.30
D07105E004	213.0	223.0	10.0	10.0	0.038	3.1	1.30

          *True widths are estimates based on current available data and may be subject to change.

Hole I.D.	T.D. (Feet)	Northing*	Easting*	Elevation	Azimuth	Incline
D07105E001	103.0	90.71	903.29	7,043.56	150	-55
D07105E002	105.0	54.71	1,050.76	7,025.11	150	-30
D07105E003	308.8	248.16	712.85	7,035.45	150	-40
D07105E004	290.0	205.74	1,053.79	6,974.08	150	-45

*Northing and Easting coordinates are based on a local Mine Grid.

All mineralized intercepts show argillic and siliceous alteration and contain fine-grained iron sulfides.  The host rock is a coarse-grained granodiorite of Cretaceous age.

As described in the Company’s news release of July 23, 2007, the Company recently completed revisions to its open pit mine designs, using a gold price of US$550 and a silver price of US$10 per ounce and updated operating costs.  The results, which are reported in the CSA National Instrument 43-101 compliant technical report (the “Technical Report”) on Atlanta issued in June 2007, indicate that based only on heap leach ore processing, total recoverable gold production from the Monarch and Idaho pits would be approximately 747,000 gold equivalent ounces over a projected mine life of 9.3 years. This represents an increase of 42.3% from the 525,000 ounces estimated in the 2005 Feasibility Study.

The surface drilling program is projected to include 22 drill holes totaling 11,000 feet of drilling. The objective of this program is to explore shallow targets with the potential to increase gold resources within open pittable depths in areas that are beyond the outer rim of the currently proposed 9.3-year open pit mine. The drill holes will target historic mining areas outside the Atlanta Shear Zone, and potential extensions along the Shear.  At Atlanta, there are 35 identified historic mines off the Shear.  The drill program is intended to expand the open pit mineable reserves in the eastern and western extensions of the Atlanta Shear and to confirm the previous reverse circulation drilling results from the Monarch and Idaho open pit deposits.  In addition, initial exploration drilling will be carried out on historically mined structures on the immediate flanks of the Atlanta Shear.  Ninety percent of the proposed drill holes are on patented claims. Drilling commenced in early June 2007.  To date, 1,988 feet have been completed in eight holes.  One core drill is working on the surface and an exploration decline is being designed that will allow underground access to the ore body for drilling and test mining. A buggy-mounted reverse circulation (RC) drill is expected to begin in mid-September to advance the drilling of infill holes in the eastern and western extensions and the Minerva area on the southeastern side of the Atlanta Shear.

The 2007 and 2008 exploration program at Atlanta is expected to include additional surface and underground drilling in support of updated reserve calculations for both open pit and underground deposits. Deep potential for the property is indicated by core hole R8713W272 which penetrated 9.0 feet grading 1.797 opt gold at a depth of 1,187.5 feet and core hole 91-400 which intersected 2.9 feet grading 0.541 opt gold and 1.0 feet grading 0.659 opt gold.  These intercepts are located at depths of 1,390.1 feet and 1,522.5 feet respectively. Hole R8713W272 was drilled on behalf of the Company in 1987 and hole 91-400 was drilled on behalf of Newmont Mining in 1991, prior to National Instrument 43-101.  While the quality and accuracy of these historical assays cannot currently be verified, it is believed that they indicate potential for higher grade mineralization at depth and are relevant to ongoing exploration. Assay results are discussed in the Technical Report which is available on SEDAR at www.sedar.com and on the Company's website at www.atgoldinc.com.

Management is very encouraged by these intercepts which indicate the potential for significant mineralization below and peripheral to the margins of the planned open pit mine. They indicate that economic mineralization continues east of, and below the current reserve model and there is considerable potential for additional mineralization that could lead to a variety of options for future development. Future drilling will concentrate on projecting mineralization at depth and determining the potential for an expanded production scenario through development of an underground mining operation as a complement to surface mining.  Adding reserves and bringing Atlanta into production is the Company’s primary focus as it continues with environmental, permitting and engineering programs.

Quality Control and Assurance

Drill core samples were handled and assayed in accordance with NI 43-101 standards.  Assaying was done by Chris Christopherson, Inc., an Umpire laboratory for major mining companies, which is based in Kellogg, Idaho.  Samples were 30-gram fire assays of whole NQ-sized core (1⅞ inches in diameter).

Qualified Person

The Atlanta drill program was managed and supervised by William L. (Bill) Josey, the Company’s Chief Geologist and designated “Qualified Person” under NI 43-101. Mr. Josey is a registered professional geologist in the State of Arizona. Information of a technical nature in this news release regarding Atlanta has been reviewed by Mr. Josey.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

Interim CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com